                                                                      Exhibit 10

            CONSENT OF KOST FORER & GABBAY, A MEMBER OF ERNST & YOUNG
                          GLOBAL, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-12904), pertaining to the Tioga Technologies Ltd. Employee Share Purchase plan and Tioga Share Incentive Plan, of our report, dated January 15, 2003 with respect to the consolidated financial statements of Tioga Technologies Ltd. included in its Annual Report (Form 20-F) for the year ended December 31, 2002.

Tel Aviv, Israel

June 25, 2003

                             /s/ Kost Forer & Gabbay
                               Kost Forer & Gabbay,
                         A Member Of Ernst & Young Global